Exhibit 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

September 30, 2010
Assets
Current assets:
Cash and cash equivalents	$9,269
Receivables, net	289,439
Inventories, net	121,856
Deferred income taxes	15,113
Prepaid expenses and other current assets	7,903

Total current assets	443,580
Property, plant and equipment, net	523,842
Goodwill	1,099,682
Identifiable intangible and other assets	190,497

Total	$2,257,601

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$198,021
Current portion of long-term debt	11

Total current liabilities	198,032
Long-term debt	127,137
Deferred income taxes	173,812
Other long-term liabilities	27,720
Parent’s net investment:
Parent’s net investment	1,733,186
Accumulated other comprehensive loss	(2,286)

Total parent’s net investment	1,730,900

Total	$2,257,601

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Nine Months Ended September 30, 2010
Net sales	$2,885,456
Cost of sales	2,197,314

Gross profit	688,142
Operating costs and expenses:
Selling and distribution	464,828
General and administrative	46,257
Amortization of intangibles	1,643
Facility closing and reorganization costs	8

Total operating costs and expenses	512,736

Operating income	175,406
Other expense:
Interest expense	8,088
Other expense, net	63,771

Total other expense	71,859

Income from continuing operations before income taxes	103,547
Income taxes	36,588

Net income	$66,959